
PROCESSING
RECEIVED
AUG 26 2005
192
SEC MAIL
SECTION
WASH., D.C.

80 9/6/05



SECURITIES 05043938 ON
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 47749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROCKINGTON SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2805 VETERANS HIGHWAY SUITE 1
(No. and Street)

RONKONKOMA	NEW YORK	11779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DELVECCHIO 631-234-0303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY CPA'S
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE	MERRICK	NEW YORK	11566
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/8/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Delvecchio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockington Securities Inc., as of June 30, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

LORETTA J. SPARACIA
Notary Public – State of New York
No. 01SP6049037
Qualified in Suffolk County
Commission Expires October 2, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

BROCKINGTON SECURITIES INC. [13]

SEC FILE NO. 8-47749 [14]

FIRM ID. NO. 10-037438 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2805 Veterans Highway Ste. 1 [20]
(No. and Street)

Ronkonkoma [21] New York [22] 11779 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 07/01/04 [24]

AND ENDING (MM/DD/YY) 06/30/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Delvecchio [30]

(Area Code)—Telephone No. 631-234-0303 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of August 19 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

KOSHERS & COMPANY

70

ADDRESS Number and Street	City	State	Zip Code
1094 MERRICK AVE	MERRICK	NEW YORK	11566
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	5 3			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 6/30/05
SEC FILE NO. 8-47749

Consolidated [ ]
Unconsolidated [X]

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 137,666	200			$ 137,666
2. Receivables from brokers or dealers:					
A. Clearance account	788,189	295			788,189
B. Other		300	$	550	
3. Receivables from non-customers		355		600	
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities	586,494	424			586,494
E. Spot commodities		430			
5. Securities and/or other investments not readily marketable:					
A. At cost $ ______ 130					
B. At estimated fair value		440	678	610	678
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ ______ 150					
B. Other securities $ ______ 160					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ ______ 170					
B. Other securities $ ______ 180					
8. Memberships in exchanges:					
A. Owned, at market $ ______ 190					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2,510	680	2,510
11. Other assets		535	71,565	735	71,565
12. TOTAL ASSETS	$ 1,512,349	540	$ 74,753	740	$ 1,587,102

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. as of 6/30/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total
13. Bank loans payable	$ 68,061	1045	$	1255	$ 68,061
14. Payable to brokers or dealers:					
A. Clearance account		1114		1315	
B. Other		1115		1305	
15. Payable to non-customers		1155		1355	
16. Securities sold not yet purchased, at market value			276,642	1360	276,642
17. Accounts payable, accrued liabilities, expenses and other	520,115	1205		1385	520,115
18. Notes and mortgages payable:					
A. Unsecured		1210			
B. Secured		1211		1390	
19. Liabilities subordinated to claims of general creditors:					
A. Cash borrowings:				1400	
1. from outsiders $ [970]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]					
B. Securities borrowings, at market value: from outsiders $ [990]				1410	
C. Pursuant to secured demand note collateral agreements:				1420	
1. from outsiders $ [1000]					
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]					
D. Exchange memberships contributed for use of company, at market value				1430	
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	
20. TOTAL LIABILITIES	$ 588,176	1230	$ 276,642	1450	$ 864,818

Ownership Equity

21. Sole proprietorship		$
22. Partnership (limited partners	$ [1020]	
23. Corporation:		
A. Preferred stock		
B. Common stock		238,305
C. Additional paid-in capital		195,863
D. Retained earnings		488,171
E. Total		922,339
F. Less capital stock in treasury		(200,055)
24. TOTAL OWNERSHIP EQUITY		$ 722,284
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,587,102

OMIT PE

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON ~~SECURITIES~~ INC. as of 6/30/05

COMPUTATION OF NET CAPITAL

Item		Box	Amount	Box
1. Total ownership equity from Statement of Financial Condition			$ 722,284	34
2. Deduct ownership equity not allowable for Net Capital			( )	34
3. Total ownership equity qualified for Net Capital			722,284	35
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				35
B. Other (deductions) or allowable credits (List)				35
5. Total capital and allowable subordinated liabilities			$ 722,284	35
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 74,753	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(74,753)	36
7. Other additions and/or allowable credits (List)				36
8. Net capital before haircuts on securities positions			$ 647,531	36
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	107,401	3734		
D. Undue Concentration	76,710	3650		
E. Other (List)		3736	(184,111)	3
10. Net Capital			$ 463,420	3

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. as of 6/30/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 39,211	3
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3
14. Excess net capital (line 10 less 13)	$ 363,420	3
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 404,602	3

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 588,176	3
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3
19. Total aggregate indebtedness			$ 588,176	3
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 127	3
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 127	3

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3
24. Net capital requirement (greater of line 22 or 23)	$	3
25. Excess net capital (line 10 less 24)	$	3
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC.

For the period (MMDDYY) from 07/01/04 [3932] to 06/30/05

Number of months included in this statement Twelve

STATEMENT OF INCOME (LOSS)

REVENUE

1. *Commissions:*	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$
b. Commissions on listed option transactions	
c. All other securities commissions	995,708
d. Total securities commissions	995,708
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	901,569
c. Total gain (loss)	901,569
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	744,852
8. Other revenue	469
9. Total revenue	$ 2,642,598

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 735,050
11. Other employee compensation and benefits	592,920
12. Commissions paid to other broker-dealers	
13. Interest expense	3,363
a. Includes interest on accounts subject to subordination agreements [4070]	
14. Regulatory fees and expenses	41,018
15. Other expenses	1,216,934
16. Total expenses	$ 2,589,285

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less item 16)	$ 53,313
18. Provision for Federal income taxes (for parent only)	10,451
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	
a. *After Federal income taxes of* [4238]	
20. Extraordinary gains (losses)	
a. After Federal income taxes of [4239]	
21. Cumulative effect of changes in accounting principles	
22. Net income (loss) after Federal income taxes and extraordinary items	$ 42,862

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC.

For the period (MMDDYY) from 07/01/04 to 06/30/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 679,413
	A. Net income (loss)		42,862
	B. Additions (Includes non-conforming capital of	$ [4262])	9
	C. Deductions (Includes non-conforming capital of	$ [4272])	
2.	Balance, end of period (From item 1800)		$ 722,284

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$ NOT
	A. Increases	
	B. Decreases	APPLICABLE
4.	Balance, end of period (From item 3520)	$

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BROCKINGTON SECURITIES INC. as of 6/30/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-42167 Correspondent Services Corporation [4335] XX [4570]
   - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities